SEC[illegible]

22006911

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10048

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2021 (MM/DD/YY) AND ENDING 6/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doft & Co., Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 59th Street - 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hamaoui 212-421-5558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLC
(Name – *if individual, state last, first, middle name*)

733 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jonathan Doft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doft & Co., Inc, as of June 30, 20 22, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL H DOFT
Notary Public, State of New York
NO. 01DO6423670
Qualified in New York County
Commission Expires 10/18/2025

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Doft & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1991.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 24, 2022

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2022

ASSETS	
Securities owned, at fair value	$ 36,177,005
Cash and cash equivalents	605,250
Right of use asset	115,489
Prepaid taxes	4,601
Due from clearing broker	12,097
Other assets	136,096
	$37,050,538
LIABILITIES	
Accrued expenses and accounts payable	$ 346,293
Lease liability	131,074
Current taxes payable	1,650
Deferred tax liability	1,144,119
Total liabilities	1,623,136
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	35,084,232
Total stockholder's equity	35,427,402
	$ 37,050,538

See notes to statement of financial condition

Notes to Statement of Financial Condition
June 30, 2022

Note A - Summary of Significant Accounting Policies

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2] The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

[3] The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease. As of June 30, 2022, the Company's furnitures, fixtures and leasehold investments have been fully depreciated.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2022

Note A - Summary of Significant Accounting Policies (Continued)

[5] The revenue recognition under ASC Topic 606, Revenue with Contracts with Customers, guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions by executing client transactions in stocks and other financial products. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date which is generally two business days after trade date for equities securities.

[6] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2022.

[7] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2022

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets by level within the fair value hierarchy at June 30, 2022:

	Fair Value		Fair Value Hierarchy
Securities owned:			
Common stocks:			
Consumer, non-cyclical	$ 36,330		Level 1
Financial	2,134,791		Level 1
Pharmaceutical	7,655,533		Level 1
Auto	211		Level 1
Total common stock	9,826,865	(1)	
Demand note accounts	26,350,140		Level 2
	$ 36,177,005		

(1) One security, Illumina, Inc., represents approximately 76% of fair value of securities owned.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2022

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (Continued)

The following table presents the carrying values and estimated fair values at June 30, 2022, of financial assets, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 605,250	$ 605,250	$ -	$ -	$ 605,250
Due from clearing broker	12,097		12,097		12,097
Other assets - deposit	122,023	-	122,023	-	122,023
Total Assets	$ 739,370	$ 605,250	$ 134,120	$-	$ 739,370

Note C - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note D - Income Taxes

As of June 30, 2022, the deferred income tax assets and liabilities were as follows:

Net operating loss carryforwards	$ 448,365
Unrealized gain on investment	(1,592,484)
Net deferred tax liability	$ (1,144,119)

Note D - Income Taxes (Continued)

At June 30, 2022, the Company had available approximately $2,061,000 of NOL carryforwards for federal tax purposes that can be carried forward indefinitely, but limited to offset 80% of taxable income. The Company also had state and city net operating losses of approximately $2,503,000, which will expire through 2042 if not utilized prior to that date.

The Company files federal, Connecticut, New York State and New York City income tax returns. Tax years 2018 through 2021 remain open to examination by federal and state tax jurisdictions.

Note E - Commitments and Contingencies

[1] Lease:

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company leases office space pursuant to an operating lease agreement. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease commenced on December 1, 2019 for a term of 3 years and 2 months, ending January 31, 2023. The lease provided for free rent for the first 2 months. The Company used its incremental borrowing rate of 5% to calculate the lease liability. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability less the unamortized balance of the lease incentives receives, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The future minimum lease payments are as follows:

Year ending June 30,

2023	132,721
Total lease payments	$ 132,721
Less: imputed interest	(1,647)
	$ 131,074

As of June 30, 2022, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

Note E - Commitments and Contingencies (Continued)

[2] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

The extent of the impact of the coronavirus ("Covid-19") outbreak on the financial performance of the Company operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions on the financial markets. If the overall economy is impacted for an extended period, the Company's financial performance may be adversely affected.

Note F – Credit Losses

Effective July 1, 2020, the Company adopted ASC Topic 326, Financial instruments- Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectations is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Note F – Credit Losses

The Company did not record an allowance for credit losses at June 30, 2022.

Note G - Related Party Transactions

During the year ended June 30, 2022, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2022, the Company paid director fees to individuals related to the principal shareholder and investment advisory fees to a firm owned by a related party of management.

Note H - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had a ratio of aggregate indebtedness to net capital of .06 to 1, and its net capital was $6,296,957 compared to the minimum requirement of $100,000.